UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2022

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

 FORM 1-SA REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-32-AGENT

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Semi-Annual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Semi-Annual Report on Form 1-SA, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Semi-Annual Report on Form 1-SA are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Semi-Annual Report on Form 1-SA or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Semi-Annual Report on Form 1-SA.

The Semi-Annual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Semi-Annual Report on Form 1-SA and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report on Form 1-SA . Some of the information contained in this discussion and analysis or set forth elsewhere in this Semi-Annual Report on Form 1-SA , including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Semi-Annual Report on Form 1-SA . These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

There is limited historical financial information about us upon which to base an evaluation of our performance. We have only generated revenues from our operations in California. We cannot guarantee we will be successful in our business operations nationwide or our expansion through California. Our business is subject to risks inherent in the establishment of a new business enterprise including the financial risks associated with the limited capital resources currently available to us for the implementation of our business strategies. To become profitable and competitive, we must develop the business plan and execute the plan. Our management will attempt to secure financing through the issuance of our Common Stock, as described in our Regulation A Offering Circular filed with the Securities and Exchange Commission and qualified on October 12, 2021. Our management reserves the right to consider various other means of financing including convertible debt and debt financing and investment from institutions and private individuals. Since inception, the majority of our time has been spent refining our business plan and preparing for a primary financial offering.

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Company Overview & Background

Andrew Arroyo Real Estate Inc. d/b/a AARE is an American real estate company committed to servicing clients with residential, commercial and property management services. AARE is an early growth stage company incorporated in the State of Delaware on June 18, 2020, as a for-profit corporation with a fiscal year end of December 31st. On July 31, 2021, we completed a merger transaction with Andrew Arroyo Real Estate, Inc., a California corporation (“AARE-CA”), in a transaction in which we were the surviving entity and we assumed the assets, operations and liabilities of AARE-CA. We have a trademark for, use a d/b/a, and are known as “AARE.” AARE-CA was in business for over 17 years and had grown to become a well-respected real estate agency. As a result of the merger, we now have AARE-CA’s operations. As a result, the current and historical references to our business and operations herein relates to the combined business of AARE-CA and AARE-DE. The primary purpose of the merger was to re-incorporate the company from California to Delaware as part of a plan to prepare for our nationwide expansion, capital fundraising and a public offering. We (AARE-DE) are licensed and registered in 24 states to conduct real estate services. AARE-CA was merged out of existence as a result of the merger. Our principal executive office is located at 12636 High Bluff Drive Suite 400, San Diego, CA 92130; our telephone number is 888-322-4368, our fax number is 858-720-1166 and our website address is www.aare.com. Since AARE-DE was non-operational prior to closing the merger, except for some set-up expenses, the below disclosure is from AARE-CA’s historical operations since we assumed those operations at the close of the merger transaction. On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this filing. Management is actively monitoring the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for fiscal year 2021. However, if the pandemic continues, it could have an adverse effect on our results of future operations, financial position, and liquidity in year 2022.

Results of Operations for the Period Ended June 30, 2022 Compared to the Period Ended June 30, 2021

Summary of Results of Operations

	Period Ended June 30,
	2022	2021
Revenue	$4,830,523	$4,194,549

Cost of Sales	4,109,949	3,499,273

Gross Profit	$720,574	$695,275

Operating expenses:

General and administrative	848,790	601,131
Total operating expenses	848,790	601,131

Operating profit (loss)	(128,217)	94,145

Other income (expense)
Total other expense, net	29,390	(11,320)

Net profit (loss)	$(98,827)	$82,825

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Gross Profit

Our gross profit increased by $25,299 from $695,275 to $720,574, from the period ended June 30, 2021 compared to the period ended June 30, 2021. Our increase in gross profit was largely due to contracting with additional real estate agents and loan officers in our expansion efforts and a general increase in the property market as a result of limited inventory and rising prices. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

Operating Profit; Net Profit

Our net profit decreased by $181,652 from $82,825 to ($98,827), from the period ended June 30, 2021 compared to the period ended June 30, 2022. Our operating profit decreased by ($222,362) from $94,145 to ($128,217) for the same periods. Our decrease in net profit was largely due the one-time initial public offering expenses and ongoing costs to be a public reporting company. Although we had an increase in revenue of approximately $636,000 in the six months ending June 30, 2022 compared to the six months ending June 30, 2021, such increase was offset by an almost equal increase in our total cost of sales, as well as higher general and administrative expenses. The changes are detailed below.

Revenue

Our revenue increased by $635,974 from $4,194,549 to $4,830,523, from the year period ended June 30, 2021 compared to the period ended June 30, 2022. Our increase in revenue was largely due to contracting with additional real estate agents and a general increase in the housing market as a result of limited inventory and rising prices. We expect our revenues will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales increased by $610,676 from $3,499,273 to $4,109,949, from the period ended June 30, 2021 compared to the period ended June 30, 2022. The increase in cost of sales was largely due to increases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses increased by $247,659, from $601,131 for the period ended June 30, 2021 to $848,790 for the period ended June 30, 2022, primarily due to costs and fees associated with our nationwide expansion, the hiring of additional staff, managers and directors to operate nationwide, and support for the additional real estate agents and loan officers. We expect to have costs related to expansion and additional real estate agents at times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Net Other Income (Expense)

We had net other income of $29,390 for the six-month period ended June 30, 2022 and net other expense of ($11,320) for the six-month period ended June 30, 2021. For the period in 2022 our net other income primarily related to the gain on sale of our moving truck. For the period in 2021, our net other expense related to depreciation and State of California taxes.

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 Liquidity and Capital Resources for Period Ended June 30, 2022 Compared to Period Ended June 30, 2021

Introduction

We have limited liquidity. The capital resources required by us to manage our operations nationwide are significant. Therefore, we are offering, through our ongoing Regulation A offering, a limited number of shares of Common Stock to investors in order to raise capital and increase our liquidity and capital resources. We currently have $250,523 in long term debt as outlined in the financial section. We have no current commitments for capital expenditures and has no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period. As of the date of this Semi-Annual Report on Form 1-SA, while we have generated revenues from our business operations, those revenues alone are not sufficient to fund our operations.

We use our capital resources to:

•	Fund operating costs;
•	Fund capital requirements, including capital expenditures;
•	Make debt and interest payments;
•	Invest in new technologies, products, services and ventures; and.
•	Making charitable contributions to support charities worldwide.

We need cash to meet our working capital needs as the business grows, to hire managing brokers, and to fund acquisitions and debt repayment. We intend to use cash flows from operations and existing availability under the current revolving credit facilities to fund anticipated levels of operations for the next twelve months. As our availability under our credit lines is limited, it is important that we manage our working capital. We may need to raise additional capital through debt or equity financings to support our growth strategy, which may include additional acquisitions. There is no assurance that such financing will be available or, if available, on acceptable terms. Our current cash on hand is limited. Our CEO, Andrew Michael Arroyo, is currently paying all costs associated with our ongoing Regulation A offering and shall pay any additional funds that may be required. Accordingly, we anticipate that our current cash on hand is not sufficient to meet the new obligations associated with being a company that is fully reporting with the SEC. However, to the extent that we do not expend the entire cash on hand on our ongoing Regulation A offering, the remaining cash will be allocated to cover these new reporting company obligations. Through 12/31/21, we spent approximately $200,000 on the costs related to our ongoing Regulation A offering, which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our ongoing Regulation A offering. To date, we have managed to keep our monthly cash flow requirement low for two reasons: first, our CEO draws a minimal salary at this time and, second, we have been able to keep our operating expenses to a minimum by operating with the minimum services necessary to sustain. We currently has no external sources of liquidity such as arrangements with credit institutions or off-balance sheet arrangements that will have or are reasonably likely to have a current or future effect on our financial condition or immediate access to capital. Our CEO has made no commitments, written or oral, with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

If we are unable to raise the funds partially through our ongoing Regulation A offering, we will seek alternative financing through means such as borrowings from institutions or private individuals. There can be no assurance that we will be able to keep costs from being more than these estimated amounts or that we will be able to raise such funds. Even if we sell all shares offered through our ongoing Regulation A offering, we expect that we will seek additional financing in the future. However, we may not be able to obtain additional capital or generate sufficient revenues to fund our operations. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to seek a buyer for our business or another entity with which we could create a joint venture. If all of these alternatives fail, we could be required to seek protection from creditors under applicable bankruptcy laws.

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Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

During the period ended June 30, 2022 and 2021, we generated positive cash flows. Our cash on hand as of June 30, 2022 was $624,948 and our cash flow used in operations was ($109,042). As a result, we do not have short term cash needs, but need to raise additional funds to finance our long term business plans. Our cash needs are being satisfied through our operations, but we will need additional money to fund our planned nationwide expansion. Although we are licensed 24 states, the majority of our current operations are in California.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2022 and as of December 31, 2021, respectively, are as follows:

	June 30, 2022	December 31, 2021	Change

Cash	$624,948	$3,655	$621,293
Total Current Assets	$916,826	$317,833	$598.993
Total Assets	$1,277,936	$676,784	$601,152
Total Current Liabilities	$449,600	$572,211	$(122,611)
Total Liabilities	$700,122	$810,198	$(110,076)

Our current assets increased as of June 30, 2022, as compared to December 31, 2021, primarily due to our capital raise through our Regulation A offering which resulted in substantial more cash and cash equivalents, as well as more other assets, consisting primarily of property management deposits. The increase in our total assets between the two periods is primarily related to an increase in cash and cash equivalents from our capital raise through our Regulation A offering, us acquiring goodwill and increases in property management deposits, as well as slightly less property and equipment, net at June 30, 2022 compared to December 31, 2021.

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Our current liabilities decreased as of June 30, 2022, as compared to December 31, 2021. This decrease was primarily due to us retiring credit card debt and retiring outstanding lines of credit.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($109,042) for the period ended June 30, 2022, as compared to net cash provided by operating activities of $96,188 for the period ended June 30, 2021. For the period in 2022, the net cash used in operating activities consisted primarily of our net income of ($98,827), adjusted by depreciation and amortization of $16,037, and changes in our assets and liabilities of prepaid expenses and other of 73,141, other payables of ($109,535), and accrued expenses of 684. For the period in 2021, the net cash provided by operating activities consisted primarily of our net income of $82,825, adjusted by depreciation and amortization of $9,472, and changes in our assets and liabilities of prepaid expenses and other of $24,095, other payables of ($30,805), and accrued expenses of $2,773.

Investments

Our cash used for investing activities during the period ended June 30, 2021 was ($18,196), compared to ($6,746) during the period ended June 30, 2021. For the period in 2022, the cash used for investment activities related to acquisition of intangible assets was ($18,196) and the cash used for purchases of property and equipment was ($0). For the period in 2021, the cash used for acquisition of instable assets was $0 and the cash used for purchases of property and equipment was ($6,746).

Financing

Our net cash provided by (used in) financing activities for the period ended June 30, 2022 was $748,531, compared to ($11,266) for the period ended June 30, 2021. For the period ended June 30, 2022, our net cash provided by financing activities consisted of net proceeds (repayments) on borrowings of $12,535, partially offset by dividend distribution of $999 and changes in line of credit of ($74,058). For the period ended June 30, 2021, our net cash used in financing activities consisted of dividend distribution of ($10,827) and changes in line of credit of ($7,020), partially offset by net proceeds (repayments) on borrowings of $6,581.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of June 30, 2022 and June 30, 2021.

Seasonal Cash Flow

The real estate brokerage and lending business is seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of credit lines or capital reserves to sustain payroll and fixed overhead costs during these months before the spring selling season begins. In 2021-2022, because of the Covid-19 crisis, the cash flow figures were abnormal and we witnessed a late spring that did not start until June and carried well through the end of the year.

Capital Expenditures

We have not made any major capital expenditures in 2022 and do not anticipate any near-term capital expenditures in 2022.

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Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms). The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renews each year.

Debt

We have one SBA loan for $150,000. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have fluctuating lines of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000 and with American Express in the amount of approximately $100,000. Investors should be aware that funds utilized from our current ongoing Regulation A offering for debt retirement will not be available to support our growth.

Although inflation has been rising, the effect of inflation on our revenues and operating results has not been significant. If there was a significant rise in inflation, this could affect long term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commission. The current interest rate environment has experienced interest rates rising rapidly, however, long term mortgage rates remain historically low.

Plan of Operations

We anticipate that the funds we intend to raise in our ongoing Regulation A offering will be sufficient to enable us to grow our company nationwide and execute our business plan, including, but not limited to, securing our base of operations and any updates and/or modifications; acquiring equipment and infrastructure; hiring a strong management team and key personnel; and achieving growth by way of licensing and strategic partnerships. It is the opinion of our management that the proceeds from our ongoing Regulation A offering will satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

1.	Milestone 1: Hiring Management and Key Personnel Nationwide

Our plan of operation in this stage is to hire key executives and managing brokers nationwide to supervise and oversee the real estate agents and loan officers we recruit, as required by law.

2.	Milestone 2: Growth of Acquisitions & Training Agents and Loan Officers

Implement our training methods nationwide in all markets, which led to our success in California, and acquire smaller brokerages and/or large teams to join our Company.

3.	Milestone 3: Ongoing Growth through Recruit, Retain, Nurture, Production of Content

Continue to grow our firm and utilize our equity compensation plan to recruit, retain, motivate and inspire our members. We will continue to supervise and nurture the relationships with our agents, loan officers and staff while producing quality content to keep them engaged, trained, inspired and focused on top performance.

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ITEM 2. OTHER INFORMATION

This discussion of our business should be read in conjunction with the other sections of this Semi-Annual Report on Form 1-SA, including “Management’s discussion and analysis of financial condition and results of operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Semi-Annual Report on Form 1-SA.

DTC Eligibility

On May 4th, 2022, our common shares become DTC eligible.

The Depository Trust Company (“DTC”), New York, NY, will act as securities depository for our common stock securities (the “Securities”). The Securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered Security (book entry only) will be issued for the Securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of t he Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Securities on DTC’s records. The ownership interest of each actual purchaser of each Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Securities, except in the event that use of the book-entry system for the Securities is discontinued.

To facilitate subsequent transfers, all Securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Securities may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Securities, such as redemptions, tenders, defaults, and proposed amendments to the Security documents. For example, Beneficial Owners of Securities may wish to ascertain that the nominee holding the Securities for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

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Redemption notices shall be sent to DTC. If less than all of the Securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to Securities unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Issuer or Agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, Agent, or Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Issuer or Agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

A Beneficial Owner shall give notice to elect to have its Securities purchased or tendered, through its Participant, to Tender/Remarketing Agent, and shall effect delivery of such Securities by causing the Direct Participant to transfer the Participant’s interest in the Securities, on DTC’s records, to Tender/Remarketing Agent. The requirement for physical delivery of Securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the Securities are transferred by Direct Participants on DTC’s records and followed by a book-entry credit of tendered Securities to Tender/Remarketing Agent’s DTC account.

DTC may discontinue providing its services as depository with respect to the Securities at any time by giving reasonable notice to Issuer or Agent. Under such circumstances, in the event that a successor depository is not obtained, Security certificates are required to be printed and delivered.

Issuer may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, Security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Issuer believes to be reliable, but Issuer takes no responsibility for the accuracy thereof.

Additional Licensure

During the second quarter of 2022, AARE was licensed to conduct real estate business in the District of Columbia (Washington D.C.).

New Lending Department

During the second quarter of 2022, we developed a lending department. The lending department is doing business as ”Ensure,” a wholly owned subsidiary of AARE. This department is now established in California and actively funding loans regulated by the California Department of Real Estate. Our goal is to expand to lending department to the other 24 states we currently operate our real estate business. We believe we can generate significant additional revenue and profit for the Company by providing lending services to our clients. Derek Barksdale was appointed to lead the new department. Before joining AARE and Ensure, Mr. Barksdale most recently served as Manager Partner for Aligned Mortgage of San Diego, which was a subsidiary branch for the retail lending institution, American Pacific Mortgage. During his three-year tenure with Aligned/American Pacific Mortgage, Mr. Barksdale commissioned and managed the production, operations and support services to fund of over 1,800 loans with a total volume of $917 million. Mr. Barksdale also has an extensive military background in operations as a 21-year retired naval officer, with an additional four years as a senior government executive, distinguished as a federal Chief of Police. Mr. Barksdale’s private-sector experience began in 2011, as the Founder of Military Mutual Inc., a real estate brokerage focused on providing real estate services to veterans and their families. Military Mutual is now affiliated with AARE and doing its real estate business through our company. Mr. Barksdale was offered a full-time employee position with us to oversee our new lending department. Mr. Barksdale accepted the employment contract and is now directing our staff in that department.

12

Additions To The Management Team

The following individuals were added to our management team during the reporting period.

Finance & Operations Department

Clark Anctil is a seasoned executive with a broad range of experience with positions in general management, operations and supply chain management, covering responsibilities of finance, product costing, material and resource planning, procurement and sourcing, HR training and development, information systems, twin plant operations, “Just in Time” manufacturing, “lean systems”, and facility design and engineering. During his career, he has mentored staff and trained teams in achieving results and effective management with a focus on knowledge acquisition, understanding and proactive execution in a lean environment. This approach led him to develop and deploy software to support business growth covering material, labor and resource planning, operational cost tracking, throughput management and production control. In addition to his corporate career, he has been a top producing Realtor since 2010 and licensed loan originator since 2020, and currently holds a Broker’s license. He joined AARE as an agent in 2016 and has worked closely with the founder throughout the years. Clark has a heart to mentor and train other employees how to grow a business with the stakeholder's interest in mind. His depth of experience and hands-on approach provide a unique skill set and make him valuable member of the AARE Finance and Operations team.

Michael Luckey is an operations and strategy professional with over 14 years of experience in multiple industries, including CPG, SaaS, and Real Estate. He started his career in operations and distribution for a Top 5 Global CPG company. From there, he moved into the SaaS industry, where he held various management positions in Operations, Product Management, Project Management, and Systems Administration. His experience in the SaaS industry is what led him to AARE, where he got his start designing and implementing our current operational process and systems. His passion for real estate is inspired by his father, who spent his career in multiple aspects of the real estate industry, including residential, commercial, and land development. Michael holds a BS in Political Science from the California State University, Fresno, and an MBA from Saint Mary’s College of California.

Commercial Department

Michael Corbosiero has an impressive history of surpassing ambitious business goals and unveiling high-impact growth strategies and system change initiatives. He has a consistent record of success positioning organizations for growth, kickstarting stagnant projects, and building robust teams that deliver impressive results across multiple industries. Michael brings over 16 years of experience marrying real estate strategy and innovation to create scalable solutions that provide invaluable insight to leadership teams and help steer real estate investment decisions. Michael has worked with Fortune-ranked leaders in the legal, defense, academic, non-profit, and healthcare industries. Prior to this role, Michael served as Executive Vice President of Strategic Initiatives at Hi-Tech Honeycomb, where he was invited to serve on the Board of Directors and serves as a valued member to this day. During his tenure with Hi-Tech Honeycomb, Michael kickstarted operations and grew revenue from $18 million to an all-time high of $28 million after introducing lean manufacturing principles and spearheading a SWOT analysis for every department. Michael earned his Bachelor of Arts in Business Management and International Finance from Eckerd College. He went on to obtain his real estate license through the California Department of Real Estate.

Training & Support Department

Andy Parker is a retired NFL football player, entrepreneur, and real estate broker on a mission to help AARE and its agents to move forward in business best practices and build a thriving real estate business. He has been actively involved in real estate for 35 years. Andy completed a B.A. from the University of Utah while on a full football scholarship. After that, he was drafted by the LA Raiders and played for seven years in the NFL. While playing for the Raiders, he was voted team captain by his peers and eventually became a starter at the tight end (TE) position. He has owned and operated many businesses, such as a health club and a real estate tech company. He also works with an affordable housing non-profit charitable 501(c)(3) that manages many larger affordable multi-family housing projects across the state of California.

13

Branding Department

Craig J. Yuill is a Corporate Brand Specialist, and UX/UI Designer For over two decades Yuill has led the teams that have designed and managed high-quality print and web-based advertising and marketing communication projects for mid-sized and Fortune 500 companies, foundations, and non-profits. He has consulted start-ups, small businesses, and established companies, designed dozens of brand strategies, and planned, designed, and managed web-based projects to help businesses succeed in today’s fast-moving environment.

Other Significant Business Activities

During the first quarter of 2022, we dissolved our joint venture partnership with Smart Real Estate Tools, LLC. This mutual decision of the partners was based on our agent’s feedback, limited utilization, limited adoption and the rising ongoing costs without growing profits. After careful consideration, we believe our time and resources towards supporting our agents can be achieved by traditional methods of agent support rather than an emphasis on software tools. Andy Parker, the original developer of Smart Real Estate Tools, LLC, was offered a full-time employee position with us to oversee our Business Support department. Mr. Parker accepted the employment contract and is now directing our staff in that department.

As of March 17, 2022, we surpassed the initial minimum raise of our Regulation A offering of $1,000,000. As a result, we accepted subscriptions from 94 investors who became new shareholders as of March 17, 2022. As of June 30, 2022, we have raised a total of $1,189,000 in our Regulation A offering from 96 investors.

On April 11, 2022, we appointed AST (American Stock Transfer) as our transfer agent to administrate our common stock. Simultaneously, we filed an application with OTC Markets to quote on the OTCQB.

On June 28, 2022, we received correspondence from the OTC Market that in order to quote on the OTCQB we need to reach a minimum float of 10% of our common shares. Our current float is approximately 8.5% of the common shares. We continue to offer shares to investors for purchase through our qualified Regulation A offering in order to reach the minimum float of 10%. Once the float requirement is achieved, we will proceed with our OTC application.

14

ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

15

 ANDREW ARROYO REAL ESTATE, INC.

BALANCE SHEETS

June 30, 2022 and December 31, 2021

	June 30, 2022	Dec. 31, 2021
ASSETS
Current Assets
Cash and Cash Equivalents (Note 1)	$624,948	$3,655
Accounts Receivable	$50,840	$-
Other Current Assets
Other Current Assets	$241,038	$314,179
Total Current Assets	$916,826	$317,833
Property and equipment, net (Note 1)	$52,767	$56,777
Other Assets
Total Other Assets	$308,342	$302,174
TOTAL ASSETS	$1,277,936	$676,784
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$79,348	19,050
Credit Cards	$40,216	$84,793
Line of Credit (Note 6)	$0	$74,058
Current Portion of Long Term Debt	$111,737	$111,737
Other Current Liabilities	$218,299	$282,572
Total Current Liabilities	$449,600	$572,211
Long Term Liabilities
Notes Payable (Note 6)	$250,522	$237,988
Total Liabilities	$700,122	$810,198
Equity

Common Stock, $.001 par value 25,000,000 shares authorized, 3,180,460 issued and outstanding as of June 30, 2022 and 3,000,000 issued and outstanding as of December 31, 2021;	$810,055	$1,000

Series A Convertible Preferred Stock, ($.001 par value; 5,000,000 shares authorized, and 2,000,000 outstanding as of June 30, 2022 and December 31, 2021)
Additional paid-In capital	$0	$583,514
Shareholder Contribution/(Distribution)	$0	$(66,220)
Retained Earnings/(Deficit)	$(232,241)	$(651,708)
Total stockholders’ equity	$577,814	$(133,414)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,277,936	$676,784

See accompanying notes to the financial statements.

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 ANDREW ARROYO REAL ESTATE, INC.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2022 and 2021

	2022	2021

Income from Operations	$4,830,523	$4,194,549

Cost of Sales:
Charitable Contributions	$49,620	$42,630
Coaching Fees	$2,988	$6,932
Salaries & Wages	$5,286	$22,157
Cost of Sales - Agents	$3,737,130	$3,064,771
Cost of Sales - TC	$100,322	$96,704
Cost of Sales- Material/Supply	$30,524	$38,635
Property Management Fees Paid	$76,246	$67,556
Recruiting Bonuses	$-	$-
Referral Fees	$106,269	$143,150
Staging & Moving Operations	$1,565	$16,737

Total Cost of Sales	$4,109,950	$3,499,273

Gross Profit	$720,573	$695,275

General and administrative expenses	$848,790	$601,131

Profit from Operations	$(128,217)	$94,145

Other Income/(Expense)	$33,645	$(11,320)

Profit /(Loss) before income tax benefit	$(94,572)	$84,672

Income Tax Provision (Note 7)	$4,255	$1,847

Net Profit	$(98,827)	$82,825

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2022 and December 31, 2021

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL

Balance – December 31, 2020	$1,000	$482,590	$(735,770)	$(252,180)

Net Income / (Loss)	$-	$-	$(67,195)	$(67,195)

Stockholder Contributions / (Distributions)	$-	$482,590	$668,551	$185,961

Balance – December 31, 2021	$1,000	$-	$(134,414)	$(133,414)

Net Income / (Loss)	$-	$-	$(98,827)	$(98,827)

Stockholder Contributions / (Distributions)	$809,055	-	$1,000	$810,055

Balance - June 30, 2022	$810,055	$-	$(232,241)	$577,814

See accompanying notes to the financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

 STATEMENT OF CASH FLOWS

Six Months Ended June 30, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	(98,827)	82,825
Adjustments to reconcile net Income to net cash flows
provided by operating activities:
Deferred Income Taxes	-	-
Depreciation & Amortization	16,037	9,472
Gain on Disposal of Assets	50,840
Changes in assets and liabilities
Changes in Accounts Receivable	(50,840)	-
Changes in Other Receivables	-	7,828
Changes in prepaid expenses & other	73,141	24,095
Changes in accounts payable	60,298	-
Changes in Other Payables	(109,535)	(30,805)
Income Taxes Payable	-	-
Changes in accrued expenses	684	2,773

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(109,042)	96,188

CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES:
Net Purchases of property and equipment	0	(6,746)
Net Inflows – Disposal of equipment	0
Net Purchases of intangible assets	(18,196)	-

Net cash flows provided by (used in) Investing activities:	(18,196)	(6,746)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
Net proceeds (repayments) on borrowings	12,535	6,581
Changes in Line of Credit	(74,058)	(7,020)
Dividend Distribution	999	(10,827)
Loan from Shareholder	-	-
Proceeds (re-purchase) for Equity Investment	809,055	-

NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:	748,531	(11,266)

Net Increase (Decrease) in cash and cash equivalents	621,293	78,176

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,655	38,701
CASH AND CASH EQUIVALENTS END OF PERIOD	$624,948	$116,877

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate Inc. (the “Company”) was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is “AARE”. The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company’s year-end is December 31. As a result of the above-referenced merger, all operations of the California corporation were assumed into the Company. As a result, the historical financial statements of the California corporation are the ones presented herein.

On July 29, 2021, the Company filed an amended and restated Certificate of Incorporation with the State of Delaware, which (i) increased the Company’s authorized common stock from 1,000 shares of common stock to 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001; and (ii) effected a 1-for-3,000 forward stock split of the Company’s issued and outstanding common stock. The authorized preferred stock created, provides that the Board of Directors of the Company may fix the terms of any series of preferred stock created, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any.

On July 29, 2021, after filing the amended and restated Certificate of Incorporation, the Company filed a Certificate of Designation with the State of Delaware to create a series of preferred stock entitled “Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock (i) has dividend rights on an equal basis with the Company’s common stock, (ii) has preference in the event of a liquidation event, (iii) is convertible after 12 months into shares of the Company’s common on a 1-for-1 basis, (iv) has three votes per share for any matter properly brought before the Company’s shareholders for a vote, and (v) contains certain protective provisions.

On July 31, 2021, the Company “Andrew Arroyo Real Estate, Inc.” a Delaware “C” Corporation merged with “Andrew Arroyo Real Estate, Inc.” a California “S” Corporation. After the merger the California “S” Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation and those operations were assumed by the Company (the surviving Delaware “C” Corporation). Effective with the merger, the Certificate of Incorporation of the Company stayed as the Company’s Certificate of Incorporation, and the 1,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company’s sole director and one of its executive officers, were exchanged for 2,000,000 shares of the Company’s Series A Convertible Preferred Stock.

During the fourth quarter of 2021, the Company ceased its staging and moving operations. As a result, the Company sold its moving truck for $54,000.

As of March 22, 2022, the Company has paid off its credit card debt and Wells Fargo credit line. During the first quarter of 2022, the Company dissolved its joint venture partnership with Smart Real Estate Tools, LLC. This was a mutual decision of the partners.

As of March 17, 2022, the Company surpassed the initial minimum raise of its Regulation A offering of $1,000,000. As a result, the Company accepted subscriptions from 94 investors who became new shareholders as of March 17, 2022. As of April 20, 2022, the Company has raised a total of $1,088,500 in their Regulation A offering from 94 investors.

Basis of Presentation

The audited financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied.

Management’s Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The company prior to merging operated as an S-Corporation which is a “Pass-through” entity for taxation purposes. In lieu of Federal company income taxes, the shareholders, are taxed on their proportionate share of the Company’s taxable income.

The Shareholders were liable for their pro-rata share of the net income for payment of the tax liability incurred as a result of the pass-through income through the merger date of 7/30/2021. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. For California Franchise tax a purpose, a flat tax of $800 or 1.5% is incurred for the benefit of operating a California based S-Corporation. Upon the merger the company was reorganized as a “C” Corp. As a C Corp. under current tax law the company is responsible for Federal Taxes equal to 21% of the Net Income of the company as well as various tax rates for the states they have operations in. For the year Ending 12/31/21 the company had a Net Operating Loss (NOL) of $119,647 as well as a Charitable Contribution Carryover the combination of which created a Deferred tax asset of as listed below.

The Company operates in 24 states throughout the U.S. Each State has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes. For the six months ended 6/30/22 and 6/30/21 there was a deferred tax asset of $28,627 and no provision for Deferred income taxes respectively.

Charitable giving policy is unique.

Giving and sharing are more than buzzwords at AARE. Up to twenty percent of the company’s gross profit on every transaction goes to charity (after sales agent’s commissions are paid). The Company believes that with success comes the responsibility to do what they can for those less fortunate. Toward that end, the Company funds non-profit organizations dedicated to helping those in need. They support numerous religious and secular charities worldwide. The Company has no intention of deviating from this policy or reducing the amount it gives to charity. The charitable giving policy has been written into the bylaws and certificate of incorporation. For the six months ending June 30, 2022 and 2021 the company donated $49,390 and $42,630 respectively.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash. The Company from time to time during the years covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. During the periods ended 6/30/22 and 6/30/21, the Company had approximately $625,000 and $116,900 respectively deposited in two financial institutions. Of this amount, $625,000 and $116,900 respectively was insured by the Federal Deposit Insurance Corporation.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Restricted Cash

Certain of the Company’s cash positions are property management trust funds, which include security deposits and rents that belong to property owners. These cash amounts are reported as current assets on the balance sheets and liabilities based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $197,000 on 6/30/22 and $220,000 on 6/30/21, respectively.

Inventory

The Company does not currently carry any inventory. In the event in the future, the Company carries inventory, it will be conducted under the following method. Inventory will be stated at the lower of cost or market (“LCM”) value. Cost is determined principally by the first-in, first-out (“FIFO”) method. In valuing inventory, management is required to make assumptions regarding the level of reserves required to value potentially obsolete or over-valued

Items at the lower of cost or market. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory, forecast future products sales prices, pricing trends and margins, and to make judgments and estimates regarding obsolete or excess inventory. Future product sales prices, pricing trends and margins are based on the best available information at that time including actual orders received; negotiations with the Company’s customers for future orders, including their plans for expenditures; and market trends for similar products. The valuation of inventory taken in trade from customers requires the Company to use the best information available to determine the value of the inventory to potential customers. This value is subject to change based on numerous conditions. Inventory reserves are established taking into account age, frequency of use, or sale, and, in the case of repair parts, the installed base. While calculations are made involving these factors, significant management judgment regarding expectations of future events is involved. Future events that could significantly influence the Company’s judgment and related estimates include general economic conditions in markets where the Company’s products are sold; new price fluctuations; actions of the Company’s competitors, including the introduction of new products and technological advances; as well as new products and design changes the Company introduces. The Company makes adjustments to its inventory reserve based on the identification of specific situations and increases its inventory reserves accordingly. As further changes in future economic or industry conditions occur, the Company will revise the estimates that were used to calculate its inventory reserves.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets include patented and unpatented technology, trade names, customer relationships and other specifically identifiable assets and are amortized on a straight-line basis over their respective estimated useful lives, which range from ten to twenty-five years. Intangible assets are reviewed for impairment when facts and circumstances indicate a potential impairment has occurred. As of December 31, 2021 the company merged with the predecessor S-Corporation which created the intangible asset of Goodwill, as of December 31,2021 in the amount of $310,808. For the period ending June 30, 2022 the company had $308,342 in intangible assets.

Property, Plant and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense. Expenditures for repairs and maintenance are charged to expense as incurred. For the period ending 6/30/22 and the year ending 12/31/21 depreciation expense was $4,009 and $34,095 respectfully. Fixed assets consisted of:

	2022	2021
Fixed Assets:
Auto & Transportation	$47,014	$146,435
Leasehold Improvements	$25,035	$25,035
Machinery & Equipment	$0	$0
Advertising Equipment	$226,195	$226,195
Furniture & Fixtures	$41,841	$41,841

	$340,085	$439,506

Accumulated Depreciation	$(287,317)	$(382,729)
Net Fixed Assets	$52,768	$56,777

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets consist of Goodwill created upon the merger of the S-Corp into the C-Corp and the purchase of other intangible assets (domain name). For the period ending 6/30/22 and the year ending 12/31/21 amortization expense was $12,028 and $8,633 respectfully.

	2022	2021
Intangible Assets:
Goodwill	$310,808	$310,808
Other Intangible Assets	$18,196	$0
Total Intangible Assets:	$329,004	$310,808

Accumulated Amortization	$(20,662)	$(8,633)
Net Intangible Assets	$308,342	$302,174

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on individual customer review and current economic conditions. The Company reviews its allowance for doubtful accounts at least quarterly. Individual balances exceeding a threshold amount that are more than 90 days past due are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered. The balance of the allowance for doubtful accounts was $0 and $0 at June 30, 2022, and December 31, 2021, respectively.

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments (“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company’s financial position and results of operations was not significant.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” (“ASU 2014-09”). ASU 2014-09 provides guidance for the recognition, measurement and disclosure of revenue resulting from contracts with customers and will supersede virtually all of the current revenue recognition guidance under GAAP. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” (“ASU 2016-08”), which clarifies how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. In April 2016, the FASB issued Accounting Standards Update No. 2016-10, “Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which clarifies guidance related to identifying the performance obligations and licensing implementation guidance contained in the new revenue recognition standard. In May 2016, the FASB issued Accounting Standards Update No. 2016-12, “Revenue from Contracts with Customers (Topic 606), Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition as well as providing a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers.” ASU 2016-20 is intended to clarify and suggest improvements to the application of current standards under Topic 606 and other Topics amended by ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 016-20 are effective for reporting periods beginning after December 15, 2017, with early adoption permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of the provisions of this standard on the Company’s financial statements.

In April 2015, the FASB issued ASU 2015-03, “Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs,” (“ASU 2015-03”). ASU 2015-03 requires debt issuance costs related to borrowings be presented in the balance sheet as a direct deduction from the carrying amount of the borrowing, consistent with debt discounts. The ASU does not affect the amount or timing of expenses for debt issuance costs. In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which amends, ASC 835-30, “Interest – Imputation of Interest.” The ASU clarifies the presentation and subsequent measurement of debt issuance costs associated with lines of credit. These costs may be presented as an asset and amortized ratably over the term of the line of credit arrangement, regardless of whether there are outstanding borrowings on the arrangement. The Company adopted ASU 2015-03 and ASU 2015-15 as of January 1, 2016, on a retrospective basis, by recasting all prior periods shown to reflect the effect of adoption.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory,” (“ASU 2015-11”). ASU 2015-11 simplifies the subsequent measurement of inventory by using only the lower of cost or net realizable value.

The ASU defines net realizable value as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The effective date will be the first quarter of fiscal year 2017 with early adoption permitted and is not expected to have a material impact on the Company’s financial statements. ASU 2015-11 should be applied prospectively.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” (“ASU 2016-01”). The amendments in ASU 2016-01, among other things, require equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; require public business entities to use the exit price notion when measuring fair value of financial instruments for disclosure purposes; require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables); and eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate fair value that is required to be disclosed for financial instruments measured at amortized cost. The effective date will be the first quarter of fiscal year 2018.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” (“ASU 2016-02”). ASU 2016-02 requires lessees to recognize on the balance sheet the assets and liabilities associated with the rights and obligations created by those leases. The guidance for lessors is largely unchanged from current U.S. GAAP. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current U.S. GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. The effective date will be the first quarter of fiscal year 2019, with early adoption permitted. The Company is evaluating the impact that adoption of this new standard will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”), which includes multiple amendments intended to simplify aspects of share-based payment accounting. Amendments to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, and forfeitures will be applied using a modified retrospective transition method through a cumulative-effect adjustment to equity as of the beginning of the period of adoption. Amendments to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement will be applied retrospectively, and amendments requiring the recognition of excess tax benefits and tax deficiencies in the income statement are to be applied prospectively. ASU 2016-09 will be effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted and is not expected to have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230): Statement of Cash Flows” (“ASU 2016-15”), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. ASU 2016-15 also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. ASU 2016-15 is effective for fiscal years and interim periods beginning after December 15, 2017. The Company is currently evaluating the impact that this standard will have on its financial statements.

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ANDREW ARROYO REAL ESTATE, INC. NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 AND JUNE 30, 2021 NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which modifies the measurement of credit losses on financial instruments. This standard requires the use of an expected loss impairment model for instruments measured at amortized cost based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. This guidance is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.

The Company adopted this standard as of January 1, 2021 on a modified retrospective basis Which resulted in a $0 in the Company’s overall allowance for credit losses related to the Company’s receivables, with a corresponding no impact to the Company’s accumulated deficit.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance eliminates, amends and adds certain disclosure requirements for fair value measurements. The new standard is effective for all public entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this standard as of January 1, 2021, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). The guidance on the accounting for implementation, setup and other upfront costs (collectively referred to as implementation costs) applies to entities that are a customer in a hosting arrangement that is a service contract. The amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new standard is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within that fiscal year and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption and early adoption is permitted. The Company adopted this standard prospectively as of January 1, 2021, and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements — Share-Based Consideration Payable to a Customer. The ASU simplifies and increases comparability of accounting for nonemployee stock-based payments, specifically those made to customers. Under the new guidance, such awards will be accounted for as a reduction of the transaction price in revenue, but should be measured and classified following the stock compensation guidance in ASC 718, Compensation — Stock Compensation. The new standard is effective for public companies with fiscal years beginning after December 15, 2019, including interim periods within those fiscal years and can be applied retrospectively or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings upon adoption. The Company adopted this standard on a modified retrospective basis as of January 1, 2021, and the adoption did not have an impact on the Company’s consolidated financial statements.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 1 – THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB’s simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for public companies with fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance on January 1, 2021 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. An update was also issued expanding the scope of this guidance. The guidance provides optional expedients and exceptions for applying GAAP to contracts or other transactions affected by reference rate reform if certain criteria are met. The guidance was issued on March 12, 2020 and may be applied prospectively through December 31, 2022. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The guidance amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendment is effective for public companies with fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendment should be applied prospectively to business combinations occurring on or after the effective date. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force),” which requires that amounts described as restricted cash or cash equivalents must be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective in fiscal year 2019 and must be applied retrospectively to all periods presented. The Company is evaluating the impact that adoption of this new standard will have on its financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the measurement of goodwill impairment by eliminating the requirement of performing a hypothetical purchase price allocation. Instead, impairment will be measured using the difference between the carrying amount and fair value of the reporting unit. The amended guidance also eliminates the requirement for any reporting unit with a zero or a negative carrying amount to perform a qualitative assessment and will require disclosure of the amount of goodwill allocated to each reporting unit with a zero or a negative carrying amount of net assets. This standard will be effective beginning in the first quarter of fiscal year 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The standard is to be applied prospectively. The Company is evaluating the impact that adoption of this new standard will have on its financial statements.

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ANDREW ARROYO REAL ESTATE, INC. NOTES TO FINANCIAL STATEMENTS JUNE 30, 2022 AND JUNE 30, 2021

NOTE 2 – SECURITIES: Net Gain/Loss Per Share, basic and diluted

The Company’s financial instruments include short-term investments in commodities, currencies, futures, stocks and bonds. Basic gain/loss per share has been computed by dividing net gain/loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of any warrants or stock options, have been excluded as a Common Stock equivalent in the diluted loss per share because their effect is anti-dilutive.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10”), include cash, accounts payable and convertible note payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2021 and June 30, 2022 respectively.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;
•	Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The Company’s derivative is valued at Level 3.

NOTE 4 – STOCK BASED COMPENSATION

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”), which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

As of 6/30/22, the Company does not have any issued or outstanding stock-based compensation through any qualified or non-qualified stock-based compensation plan. After the registration of these shares with the SEC, the Company will establish a broad-based employee stock purchase plan and an omnibus stock compensation plan to issue and award restricted stock units, restricted stock, options or a combination of these award types based on service and performance. These awards will be offered to both employees and non-employees. Investors will be provided a copy of this plan once the plan becomes effective, and Form S-8 will be filed with the SEC.

The issuance of Common Stock for other than cash is recorded by the Company at market values.

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 5 – RELATED PARTY TRANSACTIONS

Related entities:

1.)

The Company dissolved its partnership with “Smart Real estate tools, LLC” in June 2022, which was originally formed in May 2021 as a joint venture. It was a membership software program for Real Estate Agents. It provided tools to Real Estate agents in a proprietary manner. The company owned 50% along with the software developer. Operations have ceased as a partnership, however, the software developer continues to offer the product at his own expense and owns 100% of the interest in the product.

2.)	The Company president, Andrew Arroyo is the 100% owner of “Andrew Arroyo Investments, LLC.” The company performs Investment management services.
3.)

Andrew and Megan Arroyo have a minority interest in “Neighborhood Investment Network, LLC.” The company uses retirement Funds for investing in Real estate. Andrew and Megan own 24% via one of their retirement accounts.

NOTE 6 – DEBT

The Company recently retired a $75,000 business Line of Credit (LOC) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 9.25% and 10.75% as of 6/30/22 and 12/31/21 respectfully. The company obtained two Covid -19 related loans: One a Paycheck Protection Program (PPP) loan at zero interest rate for $50,555. This is a forgivable loan if the company met the criteria for forgiveness. This loan was forgiven in March of 2021. The company also took out an “Economic Injury Disaster Loan (EIDL) in the amount of $149,900. This loan carries a 3.75% interest rate payable over 30 years with a deferred start date until April 29, 2021. On December 26, 2020 the company also took out a vehicle loan for a Lexus RX in the amount of $46,014. The loan is for a period of 5 years at 1.99% interest rate. The Debt schedule for the years ending June 30, 2022 and December 31, 2021 were as follows:

	2022	2021

Other Current Liabilities
Accounts Payable	$79,348	$19,050
Charge Cards Payable	$40,216	$84,793
PPP Loan	$-	$-
Short-term Loan	$-	$-
Wells Fargo Credit Line	$-	$74,058
Other Current Liabilities	$-	$282,572
Current Portion of Long Term Debt	$111,737	$111,737

	$231,301	$572,210

Long Term Debt:
EIDL Loan (net of current portion)	$140,569	$144,955
Note Payable to Andrew Arroyo (Net of current portion)	$86,868	$65,000
Lexus Payable (Net of current portion)	$23,087	$28,034

Total Long Term Debt	$250,523	$237,989

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ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND JUNE 30, 2021

NOTE 7 – INCOME TAXES

Income taxes for the period ending 6/30/21 and 6/30/20 consists of the following:

State income tax provision:	6/30/2022	6/30/2021
Deferred Tax Asset	$31,138	$1,847
Valuation Allowance	$(26,883)	$0
State Income Tax Provision
Current	$4,255	$1,847
Deferred	(-0-)	(-0-)

Net deferred tax asset/liability	$4,255	$1,847

NOTE 8 – CONTENGENCIES

The real estate business is known as a litigious industry, especially in certain states like California where the Company conducts business. Buyers and sellers often bring claims against one another and usually attempt to involve the real estate agents and brokers in the claim or the suit seeking financial damages. In determining whether liabilities should be recorded for pending litigation claims, one must assess the allegations and the likelihood that we will successfully defend the claim. When we believe it is probable that we will not prevail in a particular matter, we will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel. Currently, there is one outstanding claim that is being arbitrated in San Diego, California, where a buyer desires for the sale to be rescinded and the seller to reclaim the home. The Company maintains a $1 million dollar Errors and Omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the Errors and Omissions policy up to $1 million, per occurrence.

Outside of this one claim, the Company is not involved in any proceedings, including product or service liability, general liability, workers’ compensation liability, employment, or commercial and intellectual property litigation, which have arisen in the normal course of operations. The Company is insured for professional liability insurance, general liability, workers’ compensation, employer’s liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. The Company has recorded and maintains an estimated liability in the amount of management’s estimate of the Company’s aggregate exposure for such retained liabilities and deductibles. For such retained liabilities and deductibles, the Company determines its exposure based on probable loss estimations, which requires such losses to be both probable and the amount or range of probable loss to be estimable. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies.

NOTE 9 – SUBSEQUENT EVENTS

None.

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ITEM 4 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

4.1(1)	Form of Subscription Agreement for the Offering

10.1(1)	Escrow Agreement for the Offering

(1) Incorporated by reference from Issuer’s Offering Statement on Form 1-A filed with the Commission on September 15, 2021.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on September 30, 2022.

Andrew Arroyo Real Estate Inc.

Dated: September 30, 2022		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: September 30, 2022		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: September 30, 2022		/s/ Tiffany Mohler
	By:	Tiffany Mohler
	Its:	Treasurer (Principal Financial Officer) and VP Administration

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